2001 - 8

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing July 17, 2001 through July 25, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-___________.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrew D. Soussloff, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

This report comprises a copy of the press release entitled “Philips places EUR 2.0 billion Eurobond”, dated July 17, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of July, 2001.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
G.J. Kleisterlee
(Executive Vice-President,
Member of the Board of Management
and Chief Operating Officer)

/s/ A.P.M. van der Poel
A.P.M. van der Poel
(Executive Vice-President,
Member of the Board of Management)

----- PRESS RELEASE --------

PHILIPS PLACES EUR 2.0 BILLION EUROBOND

Amsterdam, The Netherlands, 25 July 2001 - Royal Philips Electronics of the Netherlands (AEX: PHI, NYSE: PHG) today placed a Eurobond issue (“the Notes”) for a total amount of EUR 2.0 billion.

Philips has placed a floating rate and a fixed rate tranche both maturing in July 2004. The floating rate Notes are being offered in the aggregate principal amount of EUR 1 billion, have a coupon of 6-month Euribor plus 0.625% and an issue price of 99.8467%. The floating rate Notes are redeemable in whole at the option of Philips in August 2003 at the price of 100.35%.

The fixed rate Notes are being offered in the aggregate principal amount of EUR 1.0 billion, have a coupon of 5.125% and an issue price of 99.756% resulting in a yield of 5.2175%.

The Notes will be listed at the Official Segment of Euronext Amsterdam N.V.’s stock market.

The proceeds will be used for general corporate purposes.

For further information:
André Manning, Philips Corporate Communications, tel: +31 20 59 77 199

The Notes have not and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the Act’s registration requirements.

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 37.9 billion in 2000. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 219,400 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com

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